EXHIBIT 99-1: PRESS RELEASE OF PAYCHEX, INC. DATED SEPTEMBER 20, 2002

FOR IMMEDIATE RELEASE

John M. Morphy, Chief Financial Officer or Jan Shuler 585-383-3406

PAYCHEX, INC. COMPLETES ACQUISITION OF
ADVANTAGE PAYROLL SERVICES, INC.

ROCHESTER, NY, September 20, 2002 — Paychex, Inc. (NASDAQ:PAYX) today announced that it has completed the acquisition of Advantage Payroll Services, Inc. (Advantage). The purchase price totaled approximately $240 million in cash. In addition, Paychex expended approximately $75 million in cash for the redemption of preferred stock and the repayment of outstanding loan agreements.

The acquisition of Advantage provides Paychex with more than 49,000 new clients and the opportunity to offer those clients Paychex's broad array of Human Resource and Retirement Services products.

Advantage is a payroll processor founded in 1967 with a diverse client base of small to mid-sized businesses located throughout the United States. Advantage provides comprehensive payroll and related services through a national network of 41 offices, including 15 independently owned associate offices. Advantage provides a full range of payroll services from the preparation of clients' payroll checks and reports to the preparation and distribution of federal, state and local agency information returns and remittance of related taxes.

Paychex expects Advantage to contribute approximately $75 million in revenue over the next twelve months. In the fiscal year ended May 31, 2003 we expect the acquisition to be slightly dilutive as the expenses of assimilating the acquisition and amortization of intangibles will not be fully offset by anticipated gains realized in the corporate investment portfolio that will be liquidated in order to pay for the acquisition. Paychex expects future earnings will be accretive as a result of this acquisition.

Paychex, Inc. is a leading national provider of payroll, human resource, and benefits outsourcing solutions for small- to medium-sized businesses. The company offers comprehensive payroll services, including payroll processing, payroll tax administration, and employee pay services, including direct deposit, check signing, and Readychex. Human resource and benefit outsourcing services include 401(k) plan recordkeeping, workers' compensation administration, section 125 plans, a professional employer organization, and other administrative services for business. Paychex was founded in 1971. With headquarters in Rochester, New York, the company has more than 100 offices and serves more than 390,000 payroll clients nationwide.